STARFIELD RESOURCES INC.

Suite 420, 625 Howe Street
Vancouver, B.C. V6C 2T6
Tel: 604-608-0400 Fax: 604-608-0344
Toll Free 887-233-2244
E-mail: corporate@starfieldres.com

News Release

SRU-TSX-V	June 23, 2005

$1,100,000 Flow Through
PRIVATE PLACEMENT

Starfield Resources Inc. (the “Company”) announces a Private Placement in the amount of $1,100,000 consisting of Flow Through Common Shares. The Flow Through Common Shares will be priced at $0.55. Fees and commissions will be payable commensurate with TSX Venture Exchange policies.

The funds raised will be allocated to the 2005 exploration program and for working capital on the Company’s wholly owned Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project in Nunavut, Canada.

For further information please contact Glen Macdonald, director.

ON BEHALF OF THE BOARD OF DIRECTORS

“Glen Macdonald”

Glen Macdonald
Director